AUDREY L. CHENG
Assistant Vice President, Counsel
Office: (949) 219-3202
Fax: (949) 219-3706
E-mail: Audrey.Cheng@PacificLife.com
September 6, 2012
VIA EDGAR
Ms. Deborah Skeens
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pacific Select Fund File Nos. 033-13954 and 811-05141
Dear Ms. Skeens:
This letter is being provided in response to oral comments received from the Securities and Exchange Commission (“SEC”) staff on August 9, 2012, concerning post-effective amendment No. 91 to the Pacific Select Fund (the “Registrant”) registration statement on Form N-1A (the Prospectus (“Prospectus”) and Statement of Additional Information (“SAI”)), which was filed on June 29, 2012 with the SEC, pursuant to Rule 485(a) under the Securities Act of 1933. Set forth in the numbered paragraphs below are the staff comments followed by the Registrant’s responses.
Prospectus Comments:
1.	Comment: Consider removing the references to the named insurance products on page 2.

Response: The Prospectus has been amended accordingly.

2.	Comment: Derivatives:
(a)	Please review each portfolio’s use (whether direct or indirect) and disclosure of derivatives instruments in accordance with the July 30, 2010 letter from Barry D. Miller to Karrie McMillan (“ICI letter”) on derivatives to ensure that each portfolio’s disclosure is appropriately tailored for each portfolio.

Response: The Prospectus disclosure regarding derivatives has been reviewed and reflects the guidance provided in the ICI letter.

(b)	Confirm supplementally that the types of instruments named in the derivatives risk disclosure are consistent with the investment strategies of each of the portfolios.

Response: So confirmed.

3.	Comment: All three portfolios: Principal Investment Strategies: The second to last paragraph in each section seems more appropriate for risk disclosure. Please consider moving this disclosure to the principal risk section.

Response: The Prospectus has been amended accordingly.

4.	Comment: Currency Strategies Portfolio:
(a)	Principal Investment Strategies: Please specify the role of non-deliverable forward currency contracts (“NDFs”) in this portfolio’s investment strategies.

Response: The Prospectus has been amended accordingly to clarify how the manager intends to use NDFs in seeking to achieve the investment goal for this portfolio.

(b)	Principal Investment Strategies: Please confirm that NDFs are considered “securities” within the meaning of Section 2(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), or whether they are derivatives in the context of the Prospectus.

Response: We believe that NDFs are generally understood to be types of “derivatives” and, consistent with plain English principles, “derivatives” as used in the first sentence of the Principal Investment Strategies section includes NDFs. We do not believe it would be appropriate in the context of this comment/review process to express a legal conclusion regarding whether, for all purposes, NDFs are or are not “securities” within the meaning of the Securities Act.
5.	Comment: Global Absolute Return Portfolio:
(a)	Fee Table: Please confirm that the estimated cost to the portfolio of short sales is included.

Response: The Prospectus has been amended accordingly.

(b)	Principal investment strategies: Please clarify whether there are any limitations on the percentage of assets that may be invested in securities of issuers in any one foreign country or geographic region.

Response: There is no such limitation on the portfolio; however, as disclosed in the Principal Investment Strategies section, the Portfolio “normally invests in multiple countries.”
6.	Comment: Precious Metals Portfolio:
(a)	Principal investment strategies: Specify what is meant by “investments related to precious metals” and “gold-related activities.”

Response: The Prospectus has been amended accordingly.

(b)	Geographic Concentration Risk: Clarify why this is a risk of the portfolio, but no related strategy is disclosed in the Principal Investment Strategies section.

Response: The Prospectus has been amended accordingly to include related disclosure in the Principal Investment Strategies.

7.	Comment: Payments to broker-dealers and other financial intermediaries: Clarify to the extent accurate that the portfolios make payments to Pacific Life Insurance Company or Pacific Life &Annuity Company in exchange for offering the portfolios.

Response: The portfolios do not make such payments.
8.	Comment: General Investment Information: Because all three portfolios are non-diversified, please remove the first sentence in this section.

Response: The Prospectus disclosure has been amended accordingly.
9.	Comment: About the managers: The Annual Management Fee table on page 29 shows a breakpoint schedule for the Precious Metals Portfolio that requires approximately 700 million dollars in assets to impose a 0.68% management fee. Please explain supplementally your basis for showing 0.68% as the management fee in the fee table for the Precious Metals Portfolio.

Response: The Precious Metals Portfolio will be available as a direct investment option under variable annuity insurance contracts and variable life insurance policies and will also be available as an underlying portfolio in which certain of the series of the Registrant that operate as funds of funds (the “Funds of Funds”) may invest. The Registrant anticipates that the Funds of Funds will invest in the Precious Metals Portfolio following the Portfolio’s launch and that the size of such investments in the Precious Metals Portfolio will result in an effective management fee of 0.68% for the Portfolio. Because the Portfolio is a “New Fund” as defined in Instruction 6 to Item 3 of Form N-1A, the percentages disclosed in the Annual Fund Operating Expenses table are based on payments that will be made and estimated expenses for the current fiscal year.
SAI Comments:
10.	Comment: General: Please provide all missing information in the SAI (e.g., for the Independent Registered Public Accounting Firm) prior to the effective date of the Registration Statement.

Response: The SAI disclosure will be amended accordingly.
Part C Comments:
11.	Comment: Exhibits: The sub-advisory agreement for Wells Capital Management appears to be missing.

Response: Pursuant to a discussion with the SEC staff last year, the Registrant is required only to file final exhibits. Accordingly, the Registrant will file this exhibit once the agreement has been executed.
General Comments:
12.	Comment: Please provide the Tandy Representations that the Registrant customarily makes.

Response: The Registrant hereby acknowledges that neither the SEC nor its staff has passed upon the accuracy or adequacy of the above referenced filing and that the review of this filing by the SEC staff does not relieve the Registrant from its responsibilities for the accuracy and adequacy of the disclosure in this filing nor does it foreclose the SEC from taking any actions with respect to this filing.

If you have any questions or further comments regarding this matter please contact me at 949-219-3202.
Sincerely,
/s/ Audrey L. Cheng
Audrey L. Cheng

cc:	Laurene MacElwee, Pacific Life Fund Advisors LLC Anthony Zacharski, Esq., Dechert LLP Rachael Schwartz, Esq., Paul Hastings LLP

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